SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp announces the Consolidated Financial Results for the third quarter of 2003” dated on October 31, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results for the third quarter of 2003

Press Release, October 31, 2003 (16 pages)

For more information, please contact:
Charles E. Allen
TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo – Brazil; October 31, 2003) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the third quarter of 2003 ended September 30, 2003. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated- Accumulated
Unaudited figures in Reais MM	Sep/03		Sep/02	Variation
Net operating revenues	8,609		7,338	17.3%
EBITDA1/	4,000		3,787	5.6%
EBITDA margin (%)	46.5		51.6	-5.1 p.p.
Operating income	1,365		1,097	24.4%
Income before income tax, social contribution, prof. sharing & minority interest	1,395		1,113	25.4%
Net income	928		737	26.0%

Shares outstanding (bn)	493.6		494.4	-0.2%
EPS (000)	1.88		1.49	26.2%

Installed Lines (switching) (000)	14,308		14,320	-0.1%
Lines in service (000)	12,353		12,561	-1.7%
Telephone density (per 100 inhab.)	32.1		33.2	-1.1 p.p.
LIS/employee	1,553	2/	1,254	23.8%
Digitalization (%)	96.5		95.9	0.6 p.p.

1/	EBITDA = operating income + depreciation
2/	Includes ADSL clients

Highlights of the Period

•	ADSL - is offered under the brand name “SPEEDY” and reached 423,548 clients in September 2003, increasing 10.5% in relation to the 2Q03, when there were 383,167 clients. In relation to the 306,539 clients in September 2002, the growth is 38.2%.

•	The EBITDA margin accumulated until September 2003 was 46.5% and reached 48.2% in the 3Q03, the highest values registered within the year, confirming a growth trend. It is worth noting that the revenues increased in both periods. The reductions of 5.1 p.p. and 5.3 p.p. respectively are mainly explained by the increases in the interconnection expenses, which were caused by the increased long distance and fixed-to-mobile traffic. It is worth mentioning that the average margin presented by the Company is higher than the margin shown by the Long Distance services. The increase in certain direct taxes and outsourcing expenses also contributed to these effects. The EBITDA in absolute terms reached R$ 4,000.0 million in the 9M03.

•	Net operating revenues until September 2003 reached R$8,608.6 million. Compared with the R$7,338.0 million recorded in the same period of last year, it shows an R$1,270.6 million or a 17.3% raise. This results from the average tariff increase based on the IPCA since June 2003 and mainly by the introduction of the domestic and international long distance services in mid 2002, as well as business communications, due to the growth in the SPEEDY service. Net revenues for the 3Q03 compared to the 3Q02 grew R$565.7 million, or 21.9%, due to the same reasons.

•	Domestic and International Long Distance – The number of minutes of Domestic Long Distance grew 13.5% when comparing the 9M03 to the numbers for the 9M02 and remains stable (-0.8%) when the 3Q03 is compared to the 2Q03. International Long Distance showed a growth of 6.9% in the 3Q03 compared to the 2Q03. The growth in the monthly long distance traffic per average line in service kept the positive trend, confirming the success of the campaign “Super 15” that followed the authorization of Anatel to operate these services on July 29, 2002 and May 07, 2002, respectively, after the anticipation of the universalization targets. In March 2003, mainly focusing on the corporate segment, the Company started to deploy the Long Distance service for calls outgoing from other states of Brazil, as part of its strategy. Telesp should thus consolidate its solid position in these business lines, maintaining its participation in these markets relatively stable.

•	The Capex (contracted) accumulated as of September 2003 was R$850 million. These numbers are in line with the requirements of the Company.

•	The total indebtedness of the Company as of September 30, 2003 was R$2,795.9 million and once adding R$295.0 million related to temporary losses in derivative operations, it raises to R$3,090.9 million. The net debt of the Company of R$2,241.0 million resulted from subtracting R$849.9 million of cash and cash equivalent.

Highlights about revenues

Gross Operating Revenues for the 9M03 reached R$11,818.5 million, an R$1,880.8 million or 18.9% increase compared to the same period of the previous year. In the 3Q03, it reached R$4,346.0 million and when compared with the same period of last year, showed a growth of R$827.2 million, or 23.5%. As of September 30, 2003, the Company did not register any client with an outstanding bill that surpassed the 1% of the total accounts receivable.

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$3,115.3 million in the 9M03, representing an increase of R$321.3 million, or 11.5% compared to the 9M02, due to the IPCA-based tariff increase since June 2003, partially offset by the 1.1% reduction in the average number of lines in service. When comparing the 3Q03 with the 3Q02, there was an increase of R$156.4 million, or 15.7%, for the same reasons.

•	Installation Charge: amounted to R$81.6 million in September 2003, a decrease of R$1.3 million or 1.5% when compared to the same period of last year, due to the lower number of new added clients in 2003. When comparing the 3Q03 with the 3Q02, there was a decrease of R$2.3 million, or 7.1%, due to the same reasons.

•	Local Service Revenues: registered revenues of R$2,203.5 million for the 9M03, showing an increase of R$257.7 million or 13.2% compared to the 9M02, explained by the IPCA-based tariff increase since June 2003 and a 1.8% traffic growth (exceeding pulses). When comparing the 3Q03 with the 3Q02, there was an increase of R$149.3 million, or 22.1%, due to the same reasons.

•	Others: reached R$555.6 million in the 9M03, representing a R$44.0 million or 8.6% increase when compared with the 9M02, highlighting the revenues from “Intelligent line” services partially offset by the reduction in the revenues from the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access, assistance to directories consulting and resale of merchandise. When comparing the 3Q03 with the 3Q02, there was an increase of R$20.4 million, or 11.5%, due to the same reasons.

•	DLD: reached R$1,745.9 million in the 9M03, presenting an increase of R$684.1 million, or 64.4%, compared to the 9M02. When comparing the 3Q03 with the 3Q02, there was an increase of R$343.6 million, or 82.6%. The increase of revenues was helped by the start of operations of the long distance carrier selection in 2002 and extended to the Personal Mobile Service (SMP) in July 2003. The increase in revenues is explained by the following reasons:

•	Long distance (intra-state): totaled R$1,291.7 million in the 9M03, growing R$296.1 million, or 29.7%, when compared to the 9M02, mainly because of the IPCA-based tariff increase since June 2003. When comparing the 3Q03 with the 3Q02, there was an increase of R$218.3 million, or 62.4%.

•	Long distance (inter-state): reached R$454.2 million in the 9M03, showing an increase of R$388.0 million, or 586.1% when compared to the 9M02, taking into consideration that this service was first deployed on July, 29th 2002. When comparing the 3Q03 with the 3Q02, there was an increase of R$125.3 million, or 189.3%.

Inter-network revenues:

•	Fixed-to-mobile revenues: amounted to R$2,611.9 million in the 9M03, presenting an increase of R$491.8 million or 23.2% compared to the 9M02. This was due to both the traffic growth and the tariff adjustment in February, 2003 for VC1/VP1 (average increase of 17.1%), VC2/VP2 (increase of 21.99%), and the introduction on July 29, 2002 of the inter-state, or VC3, which registered a 21.99% tariff increase in February 2003. When comparing the 3Q03 with the 3Q02, there was an increase of R$106.5 million, or 14.1%, due to the same reasons.

•	ILD: on April 2002, ANATEL (National Telecommunications Agency) authorized Telefónica to provide international long distance calls with the access code 15, following the anticipation in more than two years of the ANATEL’S universalization targets. In that sense, revenues of R$74.0 million were achieved in the 9M03, against R$17.7 million registered in the 9M02. When comparing the 3Q03 with the 3Q02, there was an increase of R$17.1 million or 133.2%, mainly due to the solid position achieved by this operation in the market.

•	Interconnection Revenues: amounted R$829.9 million in the 9M03, showing a reduction of R$113.0 million or 12.0% when compared with the 9M02, mainly due the start of operations of the long distance carrier selection in 2002, which was extended to the Personal Mobile Service (SMP) in July 2003. When comparing the 3Q03 with the 3Q02, there was a reduction of R$28.3 million, or 9.4% for the same reasons.

•	Public Telephony: totaled R$178.8 million in the 9M03, and when compared to the 9M02, it grew R$41.7 million or 30.4%, mainly due to the IPCA-based tariff increase since June 2003, the increase of revenues from other operators related to the use of inductive cards in São Paulo and the reduction in the payments to other operators. It is worth noting that revenues from the sale of public telephone cards are deferred and accounted for, when the cards are effectively used, according to the change of the accounting procedure applied since December 2002. When comparing the 3Q03 with the 3Q02, there was an increase of R$23.1 million, or 55.6%, mainly due to the increase in the use of telephone cards and the tariff increases in June 2003.

•	Business Communication: revenues for the 9M03 reached R$418.5 million, a R$97.4 million or 30.3% increase regarding the 9M02. The increase was mainly caused by the growth in the “SPEEDY” service. When comparing the 3Q03 with the 3Q02, there was an increase of R$40.9 million, or 36.8%, due to the same reasons. The installation fee revenues are also included in this item.

Operating Expenses Highlights

Operating Expenses accumulated for the 9M03 reached R$4,608.8 million, an increase of R$1,057.9 million or 29.8% compared to the 9M02. When comparing the 3Q03 with the 3Q02, there was an increase of R$431.4 million, or 35.9%, explained as follows:

•	Personnel expenses totaled R$452.2 million in the 9M03, growing R$7.5 million or 1.7% compared to the 9M02, mainly due to the increase of the expenses related to the early retirement program executed to adapt the work force during the first quarter of 2003. The salary increase of 6% which was applied starting on January 2003 and the bonus program for employees (SRE) also contributed to this increase. These effects were partially offset by a reduction in the average headcount of 16.8%. When comparing the 3Q03 with the 3Q02, there was a reduction of R$8.6 million, or 6.8%, due to the headcount reduction in March 2003.

•	General and administrative expenses for the 9M03 reached R$3,616.1 million, representing an increase of R$866.1 million, or 31.5% compared to the 9M02. When comparing the 3Q03 with the 3Q02, there was an increase of R$362.0 million, or 36.8%.

Annual disclosure

Quarterly disclosure

The General and Administrative Expenses changes are explained as follows:

a)	Materials reached R$78.9 million showing a R$5.0 million or 5.9% reduction, when compared to the 9M02, mainly due to a fall in the costs of merchandize sold and materials for public telephone cards, partially offset by the increase in the expenses of material for plant maintenance. In the quarterly comparison (3Q03 vs. 3Q02), there was a reduction of R$3.4 million, or 13.1%, for the same reasons.

b)	Outsourcing expenses increased R$251.7 million or 22.6% when comparing the 9M03 with the 9M02, largely as the result of the increased expenses in network maintenance, outsourcing of data processing services and telemarketing, partially offset by the reduction of the expenses to produce telephone directories. In the quarterly comparison (3Q03 vs. 3Q02), there was an increase of R$76.0 million, or 18.2%, for the same reasons.

c)	Inter-connection expenses grew R$612.9 million or 43.5% when comparing the 9M03 with the 9M02 due to the new DLD and ILD services and the begin of the long distance carrier selection in 2002, extended to the Personal Mobile Service (SMP) in July 2003. In the quarterly comparison (3Q03 vs. 3Q02), there was an increase of R$291.0 million, or 59.2%, for the same reasons.

d)	Other Expenses for the 9M03 went up R$6.5 million, or 4.5%, compared to the 9M02 mainly due to the increase of the provision for pole rental, which had the unitary value increased from November 2002 on, partially counterbalanced by the reduction in infrastructure rental. When comparing the 3Q03 with the 3Q02, there was a reduction of R$1.6 million, or 3.2%, due to the reduction in the total value of pole rental and rights of usage, partially offset by the increase of expenses related to duct rental.

•	Taxes showed an increase of R$51.9 million, or 45.2%, when comparing the 9M03 and the 9M02, chiefly due to the accounting of the expenses related with PIS on Other Revenues, in the amount of R$22.2 million, which were previously recorded as contingency, and in accordance with the new legislation of PIS, in place since December 2002. Said legislation also increased the rate of the PIS from 0.65% up to 1.65% depending of the type of services rendered. Due to the increase in revenues, there was also an increase in FUST of R$14.7 million and FUNTTEL of R$7.4 million. In the quarterly comparison (3Q03 vs. 3Q02), there was an increase of R$11.7 million, or 28.6%, mainly due to FUST (increase of R$6.3 million) and FUNTTEL (increase of R$3.1 million).

•	Provisions for bad debt presented an increase of R$55.7 million, or 20.2%, comparing the 9M03 and the 9M02. It corresponds to 3.9% of total net revenues (showing a slight improvement for this indicator). The main reasons are the increase in revenues, as well as the adoption of conservative accounting procedures. Nevertheless, the Company continues focusing its efforts to keep this variable under control, which showed a relatively stable pattern during the last quarters.

•	Other operating revenues (expenses) registered a loss of R$38.6 million in the 9M03 compared to the profit of R$12.0 million in the 9M02, which represents a negative variation of R$50.6 million. The main reasons are the net increase (expenses minus provision reversions) related to the labor, civil and tax disputes, losses with operational stock and complement of the Provision for the Plan of Benefits. Such factors were partially offset by the increase in revenues from fines and increase in revenues from shared infrastructure rental.

•	Depreciation grew R$20.6 million, or 1.0%, in the 9M03 compared to the 9M02 due to the new installed lines and the subsequent activation of assets and facilities . When comparing the 3Q03 with the 3Q02, there was an increase of R$19.1 million, or 2.6%, for the same reasons.

•	Net Financial Revenues / (Expenses): the negative net financial result amounted R$488.9 million during the period, presenting a reduction of R$75.1 million compared to the same period of last year, mainly as a result of the reduction of the net indebtedness of the Company. The indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate. On September 30, 2003, 100% of the financial debt was denominated in foreign currency (American dollar, Canadian dollar and yen) and 100% of the indebtedness was covered by active positions in hedge operations (swap to CDI). The swap transactions were executed to cover the total volume of debt related to foreign currency.

Net Financial Revenues Annual Comparison- R$ MM			Variation
	Sep/03	Sep/02%		R$ MM
Results of Financial Operations	149.9	36.8	307.3	113.1
Hedge	(1,110.4)	1,766.3	(162.9)	(2,876.7)
CPMF (Tax on financial transactions)	(56.7)	(41.8)	35.6	(14.9)
Financial Revenues	67.4	68.4	(1.5)	(1.0)
Financial Expenses	(341.9)	(261.5)	30.7	(80.4)
Exchange Variation	802.8	(2,132.2)	(137.7)	2,935.0

Net Financial Revenues	(488.9)	(564.0)	(13.3)	75.1

NON-OPERATING REVENUES (EXPENSES) presented a positive evolution in the amount of R$15.3 million when comparing the accumulated results till September 2003 and September 2002. This was mainly caused by the positive outcome in the sale and write-off of fixed assets amounting to R$18,6 million and gains in other revenues in the amount of R$8,7 million, partially counterbalanced by the inexistence in 2003 of the gains from the recovery of ICMS (sales taxes) that in 2002 reached R$7,5 million and by the reduction in R$3,4 million of collected fines in the 9M03 versus 9M02. In the 3Q03 x 3Q02 comparison, the R$1,3 million reduction is mainly caused by smaller results in the sale of fixed assets and collected fines.

LOANS AND FINANCING: As of September 30, 2003, the Company had R$2,795.9 million (R$3,095.4 million as of June 30, 2003) in loans and financing denominated in foreign currency, from which R$1,826.8 million (R$2,190.3 million as of June 30, 2003) were obtained at fixed interest rates, and R$969.1 million (R$905.1 million as of June 30, 2003) were obtained at variable interest rates (Libor). Even though most of the debt has been contracted at fixed interest rates in foreign currency, the Company contracts hedge operations to tie all the debt to the local currency, with floating interest rates indexed to the CDI. As a result, the financial results of the Company are affected by the variations of that rate. On the other hand, the Company invests the surpluses of cash and cash equivalents (financial applications) of R$849.9 million (R$356.7 million as of June 30, 2003) mainly in short-term instruments, based on the variation of the CDI. Book value of those instruments is close to market value, because of the short-term maturity.

RECENT AND IMPORTANT EVENTS

•	CVM edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. As of December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of November 30, 2002 and November 30, 2001, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability until September 30, 2003 was R$157.0 million.

•	Telesp acquires the IP Network from Telefônica Empresas: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•

Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Declaration of Interest on the Company’s Net Worth and Complementary Dividends - Fiscal Year 2002: The Interests on the Company’s Net Worth and dividends approved at the Extraordinary General Shareholders’ Meeting held on March 27, 2003 in the amounts of R$497,486,300 net from income tax and R$102,512,875, respectively, started to be paid on April 23, 2003.

Interest on the Company’s Net Worth

Common and preferred shares	Immune or Exempt Legal Entities (gross value)	Taxed Legal Entities and Individuals (net value)
Amount per lot of 1,000 shares: R$	1.185751934332	1.007889144182

Complementary dividends

Type of Shares	Common	Preferred
Complementary Dividends – 2002	0.089062518839	0.089062518839
10% Complementary Dividends – 2002 (*)	—	0.008906251884
Complement of 10% of the Interim Dividends distributed on October 24, 2002 (*)	—	0.068670001447
Complement of 10% of the IONW declared in 2002 (*)	—	0.100788914433
Amount per lot of 1,000 shares: R$	0.089062518839	0.267427686603

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with article 9 of the Law # 9249/95 and item V of Instruction # 207/96 of the Comissão de Valores Mobiliários, the value of the IONW was charged, on its net value, to the value of the minimum mandatory dividends related to the corresponding fiscal year in which it was declared.

•	Declaration of interim dividends: On April 07, 2003, the Company published a relevant fact regarding the declaration of interim dividends and the payment of dividends and interest on the Company’s net worth for the fiscal year 2002. In accordance with the resolutions taken by the Board of Directors at the Meeting held on April 04, 2003, ad referendum of the General Shareholders’ Meeting, the Company granted interim dividends for a total amount of R$897,000,000 based on the accumulated earnings of the balance sheet as of December 31, 2002 and according to article 28 of the Company’s bylaws and articles 204 and 205 of Law # 6404/76. The payment of said dividends started on April 23, 2003.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.703964277173	1.874360704891

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

•	On August 14, 2003, according to the minutes of the 15th Extraordinary General Shareholder’s Meeting, the cancellation of 803,447,229 Treasury shares was approved, of which 721,629,917 were common shares and 81,817,382 were preferred shares, all without par value and in book-entry form. It produced no reduction in the share capital of the Company, since such cancellation was charged to the Capital Reserves.

SUBSEQUEN EVENT

•	On October 03, 2003, the Company notified the shareholders about the declaration of interim dividends related to the fiscal year 2003. The Board of Directors discussed, on its session held on October 02, 2003, ad referendum of the General Shareholders’ Meeting, the proposal of the Executive Management for the declaration of interim dividends in an amount of R$1,803.0 million, based on the accumulated earnings of the balance sheet as of June 30, 2003 and according to article 28 of the Company’s bylaws and articles 204 and 205 of Law # 6,404/76. Common and preferred shareholders registered in the Company’s shareholder book by the end of the day on October 02, 2003 were able to receive such dividends. The payment was started on October 20, 2003. It was also decided that the declared dividends would be charged to the value of the minimum mandatory dividends related to the fiscal year 2003.

ADDITIONAL NOTES

•	On June 26, 2003, through Edicts #37,166 and #37,167, the Agência Nacional de Telecomunicações – ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on June 30, 2003 and for sector 33 (former CETERP) since July 03, 2003. The local basic plan had an average readjustment of 28.75%, incorporating the productivity gain of 1%, while the net tariffs of the long distance basic plan of services had an average readjustment of 24.84%, incorporating the productivity gain of 4%, in accordance with the established on the concession contract. The net values of the other services and features included in the STFC were readjusted by 30.05%, on average. Nevertheless, a legal injunction led to a decision that suspended the effects of Anatel’s edicts and ordered to apply the Consumer Price Index – IPCA instead of the General Price Index – IGP-DI in the calculation formulas contained in the clauses 11.1 and 11.2 of the concession contracts of public telephony services. Said decision has been appealed and is still pending of definitive judgment, when the index to be applied to the readjustment will be announced.

•	On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates, depreciation and Capex. Finally, Table 6 shows loans and financing, hedging, inflation and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy “Telesp Participações S/A”)

Table 1. Shareholding structure for Telesp

As of September 30, 2003

Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473 84.71%	291,819,562,080 88.90%	431,860,422,553 87.49%
Others	25,279,346,129 15.29%	36,452,510,659 11.10%	61,731,856,788 12.51%
Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.

Capital stock - in thousands of R$ (in 06/31/03):	5,978,074
Book Value per 1.000 shares (R$):	29.35
Capital stock - in thoudands of R$ (in 09/30/03):	5,978,074

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, compossed of networks and telecommunication circuits.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the months ended September 30, 2003 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated
	Sep-03	Sep-02	var.	3Q03	3Q02	var.
Gross operating revenue	11,818,450	9,937,659	18.9%	4,346,054	3,518,857	23.5%

Monthly basic rental charges	3,115,297	2,793,969	11.5%	1,149,941	993,580	15.7%
Installation charge	81,589	82,850	-1.5%	30,337	32,656	-7.1%
Local Service	2,203,474	1,945,732	13.2%	825,352	676,072	22.1%
Other	555,595	511,633	8.6%	198,187	177,768	11.5%
DLD	1,745,941	1,061,856	64.4%	759,768	416,185	82.6%

Intra-state	1,291,714	995,647	29.7%	568,238	349,976	62.4%
Inter-state	454,227	66,209	586.1%	191,530	66,209	189.3%
Fixed to mobile revenues	2,611,930	2,120,100	23.2%	861,975	755,513	14.1%
ILD	73,977	17,675	318.5%	29,934	12,837	133.2%
Interconnection	829,954	942,992	-12.0%	272,759	301,075	-9.4%
Public telephony	178,846	137,168	30.4%	64,676	41,564	55.6%
Data transmission (ex-package)	418,469	321,061	30.3%	151,875	110,990	36.8%
Phone directory	3,378	2,623	28.8%	1,250	617	102.6%

Taxes + others	(3,209,824)	(2,599,698)	23.5%	(1,192,970)	(931,486)	28.1%

Net operating revenue	8,608,626	7,337,961	17.3%	3,153,084	2,587,371	21.9%

Operating expenses	(4,608,751)	(3,550,901)	29.8%	(1,634,076)	(1,202,721)	35.9%

Payroll and related charges	(452,166)	(444,620)	1.7%	(119,338)	(127,986)	-6.8%
General and administrative expenses	(3,616,061)	(2,749,945)	31.5%	(1,347,158)	(985,110)	36.8%
Materials	(78,912)	(83,890)	-5.9%	(22,284)	(25,650)	-13.1%
Outside Services	(1,363,529)	(1,111,813)	22.6%	(492,657)	(416,648)	18.2%
Interconnection expenses	(2,021,475)	(1,408,616)	43.5%	(782,954)	(491,938)	59.2%
Others	(152,145)	(145,626)	4.5%	(49,263)	(50,874)	-3.2%
Taxes	(166,543)	(114,665)	45.2%	(52,362)	(40,705)	28.6%
Provisions	(331,960)	(276,240)	20.2%	(111,537)	(95,889)	16.3%
Investment gains (losses)	(3,420)	22,545	-115.2%	909	15,181	-94.0%
Other operating revenues / (expenses)	(38,601)	12,024	-421.0%	(4,590)	31,788	-114.4%

Earnings before interest taxes, depreciation and amortization - EBITDA	3,999,875	3,787,060	5.6%	1,519,008	1,384,650	9.7%

Depreciation and amortization	(2,146,367)	(2,125,784)	1.0%	(708,109)	(727,230)	-2.6%
Financial revenues	1,349,595	2,149,263	-37.2%	(54,258)	1,481,090	-103.7%
Financial expenses	(1,838,483)	(2,713,230)	-32.2%	(90,031)	(1,641,680)	-94.5%

Operating income	1,364,620	1,097,309	24.4%	666,610	496,830	34.2%

Non-operating revenues (expenses)	30,821	15,502	98.8%	9,503	10,852	-12.4%

Income before income tax and social contribution	1,395,441	1,112,811	25.4%	676,113	507,682	33.2%

Income tax	(347,513)	(276,627)	25.6%	(168,909)	(122,308)	38.1%
Social contribution	(119,965)	(99,565)	20.5%	(59,098)	(44,019)	34.3%

Net income	927,963	736,619	26.0%	448,106	341,355	31.3%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

At September 30 and June 30, 2003

Corporate Law - Unaudited

(In thousands of reais - R$)

	Consolidated Sep-03	Consolidated Jun-03
ASSETS

Current assets	4,800,032	4,002,431

Cash and cash equivalents	849,942	356,734
Cash and bank accounts	10,882	26,562
Financial investments	839,060	330,172
Accounts receivable from customers	3,097,559	2,669,404
Allowance for doubtful accounts	(538,507)	(478,148)
Loans and financial investments	2,646	2,606
Recoverable taxes	1,078,275	1,100,152
Maintenance inventories	143,647	160,025
Recoverable prepaid expenses	97,557	95,029
Temporary gains from hedging	—	—
Receivables from associated companies	3,076	5,307
Other assets	65,837	91,322

Long-term assets	836,604	903,402

Recoverable taxes	393,819	510,636
Loans and financial investments	9,946	9,820
Capitalizable investments	56,019	53,067
Bail of legal proceedings	225,176	222,050
Receivables from associated companies	127,849	80,120
Other assets	23,795	27,709

Permanent Assets	15,328,196	15,785,364

Investments	169,686	168,817
Property, plant and equipment - net	14,982,059	15,427,481
Deffered results	176,451	189,066

Total Assets	20,964,832	20,691,197

LIABILITIES

Current liabilities	4,919,230	3,956,272

Loans and financing	1,981,881	1,135,873
Suppliers	1,062,030	979,288
Consignments	145,573	135,252
Taxes	887,363	723,302
Dividends and interest on capital	263,188	264,504
Accrual for contingencies	44,786	41,040
Payroll and related charges	146,514	151,624
Payables to associated companies	14,310	26,558
Temporary losses from hedging	294,992	414,593
Other liabilities	78,593	84,238

Long-term liabilities	1,557,019	2,694,735

Loans and financing	814,070	1,959,526
Taxes	32,632	33,957
Accrual for contingencies	498,827	466,349
Payables to associated companies	32,754	59,659
Other liabilities	178,736	175,244

Shareholders’ equity	14,486,969	14,038,564

Share capital	5,978,074	5,978,074
Capital reserves	2,743,710	2,743,412
Profit Reserves	471,098	471,098
Retained earnings	5,294,087	4,845,980

Capitalizable Funds	1,614	1,626

Total liabilities	20,964,832	20,691,197

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated - Accumulated				var.	Consolidated				var.
		Sep-02		Sep-03			2Q03		3Q03
Capex
Capital Expenditure	R$ MM	1,161		850		-26.8%	308		252		-18.3%
Network
Access Lines - Installed (switching)		14,319,825		14,308,084		-0.1%	14,357,553		14,308,084		-0.3%
Installed Lines - Gain		(27,023	) 1/	(47,576	) 1/	n.a	(1,935)		(49,469	) 1/	n.a
Access Lines in Service		12,560,848		12,353,353		-1.7%	12,402,359		12,353,353		-0.4%
Residential		9,329,916		9,166,942		-1.7%	9,176,926		9,166,942		-0.1%
Non-residential		1,521,175		1,453,857		-4.4%	1,472,020		1,453,857		-1.2%
Trunk Lines 2/		1,314,337		1,161,409		-11.6%	1,190,388		1,161,409		-2.4%
Public Lines		323,848		326,179		0.7%	325,268		326,179		0.3%
Internally used and test lines		71,572		244,966		242.3%	237,757		244,966		3.0%
Lines in Services - Gain		(55,158)		(152,535)		n.a	(11,121)		(49,006)		n.a
Average Lines in Service	(ALIS)	12,548,114		12,409,258		-1.1%	12,392,929		12,378,963		-0.1%
ADSL		306,539		423,548		38.2%	383,167		423,548		10.5%
Digitalization	(%)	95.9		96.5		0.6 p.p.	96.3		96.5		0.1 p.p.
Traffic
Local Pulses - Registered	(pul 000)	26,639,030		26,805,474		0.6%	9,117,949		8,852,599		-2.9%
Local Pulses - Exceeding	(pul 000)	18,585,622		18,925,985		1.8%	6,496,355		6,261,408		-3.6%
Domestic Long Distance 3/	(min 000)	10,780,368		12,235,195		13.5%	4,110,514		4,078,804		-0.8%
International Long Distance	(min 000)	12,032		63,895		431.1%	21,991		23,514		6.9%
Monthly traffic per ALIS
Local	(pul)	236		240		1.8%	245		238		-2.8%
DLD	(min)	95		110		14.8%	111		110		-0.7%
ILD	(min)	0.1		0.6		437.0%	0.6		0.6		7.0%
Others
Employees		10,015		8,229		-17.8%	8,281		8,229		-0.6%
LIS per Employee 4/		1,254		1,553	5/	23.8%	1,544	5/	1,553	5/	0.6%
Monthly Net Op. Revenue per ALIS	(R$)	65.0		77.1		18.6%	74.6		84.9		13.8%
Telephone Density	(per 100 inh.)	33.2		32.1	6/	-1.1 p.p.	32.2		32.1	6/	-0.1 p.p.

1/	Deactivated due to technical reasons
2/	Includes ISDN clients
3/	Includes intra-state, inter-state, VC1, VC2 and VC3
4/	End of period
5/	Includes ADSL clients
6/	Population: 38,470,800 - source Anatel (June 2003)

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257
Jun 30, 2003 (*)	89.82	30.37	49.62	49.62	0.0926	0.0926	0.11728
Sep 12, 2003 (**)	69.71	31.14	46.93	46.93	0.0949	0.0949	0.12025

Date of Enforcement	DLD (1 minute without discounts - normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003 (*)	0.124	0.198	0.272	0.397
Sep 12, 2003 (**)	0.127	0.203	0.278	0.382

Date of Enforcement	Interconnection(1 min.- without discounts)		Fixed to Mobile (1 minute- without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.086	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 4/	1.265	1.439
Jun 30, 2003 (*)	0.058	0.114
Sep 12, 2003 (**)	0.050	0.099

(*)	SUB JUDICE: On June 26, 2003, through Edicts #37166 and #37167, ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be efective starting on June 30, 2003, except for sector 33 (former CETERP) where it was to be effective starting on July 03, 2003. Nevertheless, as a result of a legal decision, the readjustments are temporarily limited to the percentage of the Consumer Price Index - IPC. Said decision is still pending of appeal and definitive judgment, when the index to the applied to the readjustment will be annouced.
(**)	The Justice ruled that starting from this date, the productivity factor had to be applied in the formula. Due to the peculiarities of the average components within this formula, some of the services have their prices increased. Likewise, some especific rebalancing among the items of the different baskets also contributed to this variation.

Note: The average increases were the following:

- Local: 16.06%

- Long distance: 12.55%

- TURL: 3.06%

- TURIU: 12.55%

1/	Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997
2/	The new tariffs started to be charged in January 12, 2000 in the CTBC concession area.
3/	Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company’s restructuring): installation charge (R$64.84), local pulse (R$0.09826), DLD (D1=R$0.101, D2=R$0.146, D3=R$0.209 e D4=R$0.305) and interconnection (TU-RL=R$0.057 and TU-RIU=R$0.092). There are different tariffs within CETERP’s region.
4/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC, with a increase of 9.9% for the VC1, while the VC2 increased 8.8%. These adjustments apply for all the TELESP concession area (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be charged on February 1st, 2002.

Note b) On June 25, 2002, according to the Acts 26.660 and 26.687, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 8.28%, while the net maximum tariff of the Long Distance Basic Plan increased in average by 5.02%, thus incorporating the productivity gain of 4.0%, in accordance to the Concession Agreement.

Note c) The IGP-DI used in the formula to calculate the tariff was 9.40% in June 2002.

Capex

The Company submitted to the Board of Directors the Budget for 2003, amounting to R$1,445,000,000, deliberated by the General Shareholders’ Meeting, on March 27, 2003. The Company invested until September 30, 2003 the consolidated amount of R$849,773,000. On the first nine months of 2003, the new commited consolidated capex is as follows (in thousand reais):

Year	Commited	Forecasted
2003	649,173	731,854

Depreciation Figures

(in million of reais)

September 2003

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	36,660	(22,026)	14,634
Work in progress	348	0	348
Total	37,008	(22,026)	14,982
Fully depreciated assets			10,077
Average depreciation rate (%)			10.53%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing

(in thousand of reais)

				Balance as of Sep/03
	Currency	Interest Rate	Due Date	Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	9,238	83,532	92,770
CIDA	CAN$	3.0%	2005	1,082	461	1,543
Comtel	US$	10.75%	2004	909,742	—	909,742
Loans in Foreign Currency			Until 2009	1,061,819	730,077	1,791,896

Total				1,981,881	814,070	2,795,951

	Currency	Interest Rate	Balance as of Sep/03
Res. 2770	USD	1.80% to 23.0%	482,330
Res. 4131	USD	7.80%	61,175
Res. 4131	USD	Libor + 1.0% to Libor+3.13%	121,259
Import Financing	USD	7.11% to 9.17%	22,428
Import Financing	USD	Libor + 0.25% to Libor + 3.00%	65,148
Debt Assumption	USD	8.45% to 27.50%	256,849
“United Loan”	JPY	Libor + 1.25%	782,707

Total			1,791,896

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Dec 2002	25.30%	26.41%
Jan - Mar 2003	6.26%	5.52%
Jan - Jun 2003	5.89%	4.50%
Jan - Sep 2003	7.10%	6.04%

Source: Investnews - Gazeta Mercantil

Note: The IPCA from May 2002 to May 2003 was 17.23%

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Dec 31, 2001	2.3204	-18.67%
Dec 31, 2002	3.5333	-52.27%
Mar 31, 2003	3.3531	5.10%
Jun 30, 2003	2.8720	18.72%
Sep 30, 2003	2.9234	17.26%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: October 31, 2003.	By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director